

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via e-mail</u>
Ms. Suzanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc
4321 Jamboree Road
Newport Beach, California 92660

>   RE: **Jazz Technologies, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 22, 2011**
>   **Form 10-Q for the period ended March 31, 2011**
>   **Filed May 20, 2011**
>   **File No. 001-32832**

Dear Ms. Bennett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis

Revenues, page 19

1.   We note you attribute the increase in revenues mainly to an increase in product
        shipments. Please revise future filing to quantify the effects of volume and
        pricing changes to your revenue.

Financial Statements

Consolidated Statement of Cash Flows, page 28

2.   We see from Note 10 that the due from related party account increased by
        $25,743 between 2009 and 2010. Please tell us where you present cash flow
        activities associated with amounts due from related party in your 2010 statement
        of cash flows. If, as it appears to be the case, you present those activities as cash
        outflows from purchases of property and equipment, please tell us why that
        presentation is consistent with FASB ASC 230. Further, describe to us the nature
        of any material non-cash transactions relating to that account during the period.

Revenue Recognition, page 31

3.   We note your disclosure that "revenue from contracts with multiple elements are
        recognized as each element is earned based on the relative selling price of each
        element." Please explain how your policy of recognizing revenue based on the
        relative "selling price" of each element complies with FASB ASC 605-25, even
        prior to it being amended by ASU 2009-13.

Note 6. Convertible Notes

Notes Issued in 2010, page 39

4.   We note from your disclosure that the New Notes are guaranteed by your
        domestic subsidiaries. Please discuss your conclusion that the financial statement
        information called for by Rule 3-10 of Regulation S-X was not required in this
        filing. In particular, tell us how you considered the guidance in paragraph (f) of
        Rule 3-10 of Regulation S-X.

5.   We note from your disclosure on page 40 that you determined the value of the
        Old Notes based on the fair value of the warrants and New Notes, which resulted
        in a loss of approximately $2.4 million at the date of extinguishment of the Old
        Notes. Please provide us with a detailed calculation of the loss, showing each

component and the related amount. Further, explain how you applied ASC 470-20-40 in calculating the loss on debt extinguishment or provide us with the other authoritative literature on which you relied.

6.   Please tell us and disclose in your future filings the method and assumptions you used to value the warrants issued as part of the New Notes transaction.

Exhibits

7.   We note that you have not filed the exhibits required by Regulation S-K Item 601(b)(32) because they are not "required of voluntary filers." Likewise, we note you did not include those exhibits with your Form 10-Q for the period ended March 31, 2011. Please provide us your analysis supporting your conclusion that you are a voluntary filer. Given that your Form S-4 registration statement, file number 333-170043, was declared effective during 2010, it appears you have a reporting obligation pursuant to Section 15(d) of the Exchange Act at least with respect to filings that relate to that fiscal year. Please also refer to Question 153.01 of our Exchange Act Sections Compliance & Disclosure Interpretations regarding the impact on your reporting obligations of filing that Form 10-K. Further, please tell us the purpose and effect of including Exhibit 23.1 with your Form 10-K. Include in your response on what authority you rely to incorporate by reference into the Form S-4 filings made after the effective date of that registration statement.

8.   Your exhibit list indicates that numerous exhibits were granted confidential treatment in connection with Jazz Semiconductor's Form S-1 registration statement, file number 333-133485. However, it appears that the filing and the related request for confidential treatment were withdrawn. Please tell us when you were granted confidential treatment with respect to each of the exhibits marked as such in your exhibit index, and the related filing to which that grant relates. Please include in your response a copy of each order granting confidential treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements. Please contact Joe McCann at (202) 551-6262 or Geoffrey Kruczek at (202) 551-3641 if you have questions on any other comments.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant